Exhibit 99.217

NexTech Appoints Dr. David Cramb to Board of Directors

Vancouver, B.C. –October 2nd, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce that it has appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.

Dr. David Cramb comments, “I am excited to join the Board of Directors for NexTech. There is incredible potential for augmented reality in education and it is particularly needed in these challenging times of a pandemic.”

Additional appointments:

Vivian Chan, Chief Channel Officer, NexTech AR Solutions Corp.

Vivian Chan is a Technology leader who has been involved in launch, monetization, sales and marketing for 3 waves of disruptive technology: Analytics/AI, Cloud and AR/VR. She brings 20+ years of experience in scaling startups, to taking mid-sized companies to IPO and has held executive roles at SAP and VMware reporting to the CMO. She has expertise in M&A and Channel.

Chris Burton

NexTechAR has retained the services of seasoned global customer experience executive Chris Burton to accelerate their growth strategy in the enterprise segment of our business. Chris’s 30 year career with global technology companies including SAP, Intel, Live Nation, Formula One, NBA, NHL, NFL, Cirque du Soleil will be used to build a bold go to market plan for large accounts. He is a breakthrough leader driven to achieve corporate strategies, build coalitions to support business growth, implement and manage relationships to drive organizational performance across our global and regional business units.

Evan Gappelberg, CEO of NexTech comments, “I’m thrilled to welcome David to our board of directors. I’m excited to have his insights help us as we push our AR technology deeper into edTech. I’m also thrilled to be able to attract experienced technology executives like Vivian and Chris who both have a tremendous amount of experience in growing small companies into large organizations, which with 125 employees, NexTech is quickly becoming”.

Under the companies stock option plan 50,000 3-year stock options were issued with a strike price of $5.76/share

About Dr. David Cramb

Dean, Faculty of Science Ryerson University

Professor, Department of Chemistry and Biology

If creativity is contagious, then David Cramb’s colleagues, partners and students have no doubt caught the bug. Cramb’s commitment to interdisciplinary research, innovative collaborations and new ways of doing just about anything set before him is more than a professional habit – it’s a state of mind. A musician, researcher and teacher in both the arts and sciences, one of Cramb’s many collaborations is with Jennifer Adams, Canada Research Chair in Creativity and STEM at the University of Calgary. Cramb and Adams share a passion for developing the creative capacities needed in STEM learners to address the challenges of our world. “Teaching STEM subjects with an emphasis on developing creativity and incorporating other branches of knowledge is a priority of mine,” he says.

Recent Company Highlights in 2020:

September 23, 2020: The company announced that from September 1st to September 22nd the company has already achieved $900,000 in new Bookings for its InfernoAR video conferencing and virtual events business.

September 16, 2020: Grundfos, the largest pump manufacturer in the world, based in Denmark, with more than 19,000 employees globally and offices in 56 countries has chosen InfernoAR for both its Virtual summit and its UK team to highlight the company’s focus on innovation and its Virtual summits for Norway and Sweden.

September 15, 2020: Fenestration Digital, one the UK’s leading construction & media platforms, has chosen InfernoAR for five virtual trade show events in 2020/21 contracted at over $280,000.

September 11, 2020: NexTech is now an approved Microsoft Partner creating enormous new business opportunities for the company. This partnership provides access to the Azure Marketplace so that InfernoAR can be sold directly through the Marketplace.

September 9, 2020: The company acquired fast-growing eCommerce software platform Next Level Ninjas. Next Level Ninjas matches brands and product testers on its VIP Product Testers site, helping brands gain business momentum. The platform works across multiple eCommerce platforms including Amazon, eBay, Shopify, Walmart, Jet and Etsy. It services nine Amazon marketplaces: US, CA, JP, AU and five EU marketplaces: UK, DE, FR, IT, ES.

September 3, 2020: TAG Digital Health a member TAG has chosen InfernoAR for its November 1st event at a cost of $50,000 for the initial event. There will be sponsorship opportunities with virtual booths and AR. TAG hosts more than 150 events each year and serves as an umbrella organization for 24 professional societies.

August 27, 2020: Carnegie Mellon University has chosen NexTech’s InfernoAR platform for a virtual series beginning September 2020.

August 25, 2020 Q2 2020 highlights:

●	Revenue grows 290% to $3.5 million
●	Gross Profit grows 484% to $2.1 million with a 61% margin
●	Working Capital of $5.6 million
●	Total Bookings $3.7 million

August 11, 2020: Company announced that it has begun a major expansion of its AR ecommerce business. In the past 60 days the company has signed new distributor deals with major brands such as; Dyson, Philips Norelco, MR. Coffee, VitaMix, MetroVac, Breviel, and Cusinart. These new distribution deals position the company to take full advantage of the new SFH (shop from home) paradigm shift in e-commerce as well as leverage its full augmented reality technology stack into these brands, which includes its WebAR, ARitize360 app and its 3D/AR advertising network. The company expects these new products to have a significant impact on future revenues.

July 30, 2020: Ryerson University, a globally recognized leader in Higher Education with over 46,000 students have partnered to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. The technology license agreement has an initial value of $250,000 with the potential for more revenue tied to additional AR services.

July 17, 2020: The company launched a new immersive video conferencing software called ScreenAR.

July 13, 2020: The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

July 8, 2020: The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3